

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 3, 2009

Via U.S. Mail and Facsimile to (865) 539-8052

Mr. David P. Jones
Chief Financial Officer
Team Health Holdings, L.L.C.
1900 Winston Road, Suite 300
Knoxville, TN 37919

> **Re:** **Team Health Holdings, L.L.C.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2009**
> **File No. 333-162347**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price range, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Prospectus Summary, page 1

Our Sponsor, page 4

3.   Please disclose the amount of the lump sum payment that your sponsor will receive to terminate its annual monitoring fee as a result of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Net Revenue Less Provision for Uncollectibles, page 47

4.   Please disclose that the actual provision for uncollectibles is not materially different from the estimated provision. Otherwise, tell us the amount and percentage of the difference between the actual and estimated provisions for the years ended December 31, 2006, 2007, 2008 and the six months ended June 30, 2009.

Impairment of Intangible Assets, page 52

5.   We note that goodwill comprises 20% of your of total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:

- Percentage by which fair value exceeded the carrying value as of the date of your most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide

> specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
> - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In addition, we understand that you may have material amount of goodwill allocated to a reporting unit at risk but concluded that a material charge is unlikely even if step one was failed. If so, please disclose this conclusion and the rationale supporting it.

Alternatively, you may disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. We note that you recognized $9.1 million goodwill impairments in 2008 related to two of your business lines.

Results of Operations, page 53

Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008, page 53

6.   We note that, in the second paragraph on page 53, you describe that your net revenue increased because fee for service revenue, contract revenue, and other revenue increased. Here (and in other parts of your MD&A where your discuss *Net Revenues* for other periods), please revise to explain the underlying factors that drive the growth of the different forms of revenue and any trends in this regard.

7.   Similarly, you disclose on the top of page 54 that you gained new contracts through internal sales and you lost certain contracts. Here (and in other parts of your MD&A where you discuss *Net Revenues less Provision for Uncollectibles* for other periods), please further revise to describe the influences, factors, or circumstances that drive your acquisition or termination of contracts.

8.   You disclose on the top of page 55 that professional services expenses increased because you had an increase in the number of provider hours staffed, average rates paid per hour of provider service, and billing costs on the same contract basis. Please also revise to discuss in more detail the underlying drivers that affect these expenses. In addition, please revise to discuss the underlying drivers that cause provider compensations costs to outpace increases in same contract revenue growth, as you mention in the second full paragraph on page 57.

Liquidity and Capital Resources, page 61

Senior Secured Credit Facilities, page 64

9.   We note that your Senior Secured Credit Facilities have a maximum leverage
        ratio, a minimum interest coverage ratio, and a maximum capital expenditures
        amount. Please disclose these ratios including the actual ratios. For additional
        guidance refer to the Commission Guidance Regarding Management's Discussion
        and Analysis of Financial Condition and Results of Operations Interpretation at
        http://www.sec.gov/rules/interp/33-8350.htm.

Senior Subordinated Notes, page 66

10.   Please disclose any financial covenant ratios, including the actual ratios.

11.   Please tell us why you are reconciling Adjusted EBITDA to net earnings when
        you are presenting this measure to understand your "liquidity and financial
        flexibility." Since you are presenting Adjusted EBITDA to evaluate liquidity, it
        should be reconciled to the most closely comparable GAAP measure of liquidity,
        cash flows from operating activities. Please expand to disclose the substantive
        reasons for why you believe the presentation of Adjusted EBITDA provides
        useful information to investors regarding its liquidity

Business, page 70

Regulatory Matters, page 83

12.   In the third paragraph on page 85, we note that you conclude that your business is
        distinguishable from the management company mentioned in the OIG's advisory
        opinion. Please consider including a risk factor discussing the risks inherent in
        your line of business in light of the OIG advisory opinion and Anti-Kickback
        Statute.

Compensation Discussion and Analysis, page 95

Annual Cash Incentive Compensation, page 97

13.   You disclose that the Financial Performance Component of the Bonus Plan is
        based on achieving an annual EBITDA target. Pursuant to Instruction 5 to Item
        402(b) of Regulation S-K, please disclose how this non-GAAP financial measure
        is calculated from your audited financial statements by also identifying each non-
        recurring or non-operating item excluded from the measure. In addition, since
        your EBITDA measure is adjusted to exclude other non-recurring or non-

operating items, please refer to this measure as adjusted EBITDA or another title that more specifically reflects the measure.

14.   In the fourth paragraph on page 97, you generally list the individual objectives that apply to your named executive officers under the Discretionary Component of the Bonus Plan. Please revise to disclose the individual objectives that apply to each named executive officer and provide more discuss and analysis as to why the board determined that each named executive officer did or did not meet his or her objectives.

15.   We encourage you to use tables to illustrate how the payout levels for each named executive officer are allocated under the Bonus Plan for each type of objective and upon meeting target, threshold, and maximum levels of the financial performance objectives.

Employment Agreements, page 104

16.   Please clarify whether Mr. Massingale's "reasonable use" of the company's aircraft is for personal or business reasons.

Retirement Agreement with Mr. Joyner, page 105

17.   Please include as executive compensation for Mr. Joyner the repurchase of Mr. Joyner's Class A Common units and vested Class B and Class C Common units under his retirement agreement.

Potential Payments upon Termination or Change in Control, page 108

18.   Please provide quantified disclosure under Regulation S-K Item 402(j) for Mr. Joyner. Refer to Instruction 4 to Item 402(j).

Certain Relationships and Related Party Transactions, page 121

19.   Please revise to disclose the lump sum payment discussed in the fifth paragraph. File the Amended and Restated Transaction and Monitoring Fee Agreement as an exhibit.

Report of Independent Registered Public Accounting Firm, page F-2

20.   Please provide the finalized audit report via amendment before the effectiveness of the registration statement.

Consolidated Statements of Operations, page F-4

21.   If the captions "cost of services rendered" and "gross profit" exclude depreciation
        and amortization for property and equipment directly attributed to the generation
        of revenue, we believe that this presentation inappropriately reports a figure for
        income before depreciation and amortization. As required by SAB 11:B, revise
        your presentation to either reclassify the applicable depreciation to "cost of
        services rendered" or remove the caption "gross profit" and indicate the amount
        of applicable depreciation that is excluded from "cost of services rendered."

Consolidated Statements of Cash Flows, page F-6

22.   Please see the line item, "Net purchases of investments by insurance subsidiary."
        Present the purchases and sales/maturities of investments on a gross basis or tell
        us why this presentation is not appropriate.

Note 1. Unaudited Pro forma Financial Information, pages F-7 and F-34

23.   We note on pages 8 and 43 that you are giving effect to a stock split. Please tell
        us why this stock split is not reflected in your pro forma earnings per share.

24.   For the most recent fiscal year and interim period, please present supplemental
        pro forma net loss per share giving effect to the portion of offering proceeds to be
        used to repay debt.

Note 2. Unaudited Pro Forma Basic and Diluted Net Earnings Per Share, pages F-11 and
F-35

25.   Please disclose the nature of the participating securities included in pro forma net
        earnings per share under the two-class method.

Note 4. Acquisitions and Transaction Costs, page F-15

26.   It appears to us that you have included the contingent consideration in the
        purchase price as of the date of each acquisition for acquisitions prior to 2009.
        Please tell us the factors you considered in concluding that the amounts of the
        contingent consideration were determinable at the date of each acquisition.

Note 9. Receivables Under Insured Programs, page F-19

27.   Please expand to disclose that the receivables are probable of being collected.

Note 22. Segment Reporting, page F-30 and Note 15. Segment Reporting, page F-44

28.   Please provide a reconciliation of "Operating Earnings" in accordance with paragraph 32 of SFAS 131.

Item 15. Recent Sales of Unregistered Securities, page II-2

29.   Please provide your analysis of the exemption from registration that you are relying upon for your corporate conversion and, to the extent applicable, provide Regulation S-K Item 701 disclosure.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all of the information required under the Securities Act of 1933 and that they have provided all of the information investors require for an informed investment decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David P. Jones
Team Health Holdings, L.L.C.
November 3, 2009
Page 8

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the federal securities laws as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 455-2502
        Edward Tolley, Esq.
        Simpson Thacher & Bartlett LLP